August 27, 2019

Edgardo Carlos
Chief Financial Officer
TENARIS SA
29, Avenue de la Porte-Nueve -3rd Floor
L-2227 Luxembourg

       Re: TENARIS SA
           Form 20-F for the year ended December 31, 2018
           Filed on April 3, 2019
           File No. 001-31518

Dear Mr. Carlos:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 20-F for the year ended December 31, 2018

II Accounting Policies
R Revenue Recognition, page F-20

1. We note your disclosure that revenue is recognized at a point in time or over time from sales when control has been transferred and there is no unfulfilled performance obligation that could affect the acceptance of the product by the customer. Please address the following:
        Describe the nature of the goods or services that you promised to transfer and the performance obligations you have determined from your contracts with customers. For each performance obligation, describe when you typically satisfy your performance obligation (i.e. shipment, delivery as services are provided etc.) and tell us how you considered the disclosure requirements of IFRS 15.119;
        Describe which performance obligations you are recognizing revenue at a point in time versus over time. Describe the significant judgments you make in evaluating
 Edgardo Carlos
TENARIS SA
August 27, 2019
Page 2
             when your customer obtains control of the promised goods or services and tell us how you considered the disclosure requirements of IFRS 15.123; and For performance obligations you satisfy over time, tell us the method used to
             recognize revenue and why you believe such method provides a faithful depiction of the transfer of goods or services. Tell us how you considered the disclosure requirements of IFRS 15.124.


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Ameen Hamady at 202-551-3891, or in his absence, Jeanne Baker at
202-551-3691 with any questions.



                                                             Sincerely,
FirstName LastNameEdgardo Carlos
                                                             Division of
Corporation Finance
Comapany NameTENARIS SA
                                                             Office of
Manufacturing and
August 27, 2019 Page 2                                       Construction
FirstName LastName